
January 2, 2025

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

      Re: Discover Financial Services
          Form 10-K For the Year Ended December 31, 2023
          File No. 001-33378

Dear John T. Greene:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance